Form 51-102F3

Material Change Report

.

1. Name and Address of Company

HIGH 5 VENTURES INC. Suite 300, 570 Granville Street Vancouver, British Columbia V6C 3P1

(the “Company” or “High 5”)

2. Date of Material Changes

June 17th & 20th, 2014

3. News Releases

News Releases were issued on June 17th & 20th, 2014 and disseminated via Vancouver Stockwatch, Bay Street News (Market News Publishing) and NewsFile and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4. Summary of Material Changes

The Company announces the consolidation of its share capital on a six (6) old shares to one (1)

new share basis, and its name change from High 5 Ventures Inc. to 37 Capital Inc.

5. Full Description of Material Changes

Please see the attached News Releases dated June 17th & 20th, 2014 attached as Schedule “A” and

Schedule “B”.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7. Omitted Information

No information has been omitted.

8. Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9. Date of Report

This report is dated the 27th day of June, 2014.

Schedule “A”

NEWS RELEASE

Symbols:	HHH - CSE
HHHF - OTCQB

Consolidation of share capital

VANCOUVER, BRITISH COLUMBIA. June 17, 2014. High 5 Ventures Inc. (the “Company” or “High 5”). The Company announces that the Board of Directors of the Company have passed a resolution approving the consolidation of the Company’s share capital on a six (6) old shares for one (1) new share basis. It is anticipated that the consolidation of the Company’s share capital shall be effective on or around July 7, 2014.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.high5ventures.com or the CSE’s website at the following direct link http://www.thecse.com/CNSX/Securities/Mining/High-5-Ventures- Inc.aspx.

On Behalf of the Board,

High 5 Ventures Inc.

“Bedo H. Kalpakian”
Bedo H. Kalpakian
President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. Trading in the securities of the Company should be considered speculative.

Schedule “B”

NEWS RELEASE

Symbols:	HHH - CSE
HHHF - OTCQB

Consolidation of share capital and name change

VANCOUVER, BRITISH COLUMBIA. June 20, 2014. High 5 Ventures Inc. (the “Company” or “High 5”). Further to the Company’s News Release dated June 17, 2014, the Company announces that the Board of Directors of the Company have also passed a resolution approving the changing of the Company’s name from High 5 Ventures Inc. to “37 Capital Inc.” It is anticipated that the consolidation of the Company’s share capital on the basis of 6 (six) old for 1 (one) new share and the Company’s name change shall become effective on or around July 7, 2014.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.high5ventures.com or the CSE’s website at the following direct link http://www.thecse.com/CNSX/Securities/Mining/High-5-Ventures- Inc.aspx.

On Behalf of the Board of

High 5 Ventures Inc.

“Bedo H. Kalpakian”
Bedo H. Kalpakian
President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. Trading in the securities of the Company should be considered speculative.